

Yornest

College Social Networking

INVEST IN **YORNEST, INC**

Yornest is a chat application that allows its users to scale their group chats

LEAD INVESTOR



Keyhorse Capital   Managing Partner, Keyhorse

Yornest has a strong technical founding team who have experienced a problem firsthand, wanted to do something about it, and are hustling after the opportunity. The challenge they are tackling, as we see it, is improving inter/intra affinity group communications. Yornest is starting with college environments, which are a poster-child for this, with individuals needing to simultaneously communicate privately within multiple groups, publicly from groups, 1:1, mute too much conversation (noise), and prioritize specific communications (group leaders, coaches, etc.). Their early traction and organic growth with active groups, both for camaraderie and organizational purposes, is serving them well as these individuals are not only involved in other clubs, organizations, and social outlets within their larger organization (school) but often maintain social circles and looser ties across schools and campuses. Campus and organizational environments are exciting opportunities, particularly considering higher education challenges with U.S. college tuition prices increasing over 6% per year over the last 40 years. Essentially, the overall consumer price increases we've experienced during Covid-19 have been happening in education annually since 1980. Arguably the education business wants to keep its customers, and keep them engaged, connecting with others, involved in activities, and then some. Yornest provides a strong value proposition to schools and, by design, may be a platform that can walk the fine line of maintaining engagement, avoiding dilution & distraction, and not be seen as school/company-sponsored (nor controlled) - all of which have limited uptake for similar platforms. Yornest is well-positioned to tackle this challenge. Their MVP has shown traction, user fit, and high engagement rates, indicating a good level of validation and prompted our initial investment. With the rebuild and coverage of both Apple and Android mobile platforms, user adoption appears to be and coverage of both Apple and Android mobile platforms, user adoption appears to be getting easier and we are looking forward to making our follow-on investment through Wefunder. The team has demonstrated its ability to focus on a beachhead user market (college sports teams) *and* keep their eyes up, focusing on a broadly desirable enough product to engage: down into high school, up into professional sports, and horizontally across campus clubs and organizations, and further, off-campus, into professional groups. The founders at Yornest are proving they are willing to go the distance.

Invested $50,000 this round & $50,000 previously

yornest.com   Louisville KY   🐦 📷

Software	Technology	Engineering	B2C
		Software Engineering	

Highlights

1 📱 Fully Developed Product available in iOS & Google Play Stores

2 📈 Over 1K users, that span 5 campuses

3 💰 200K raised to date from Angels

4 🤓 Product lead team, with strong technical experience

Our Team



Michael Brizendine   Co-Founder & CEO

Previously a software engineering student at college, who got a first hand experience of how unscalable group chats application are. After finding some success with my Co-founder in building Yornest, I left university to pursue our venture full-time.



Michael Brizendine   Co-Founder & CEO

Previously a software engineering student at college, who got a first hand experience of how unscalable group chats application are. After finding some success with my Co-founder in building Yornest, I left university to pursue our venture full-time.

As a student, I was part of many group chats with 100s-1000s members. Usually the ones that grew larger went stale, due to most members muting or leaving. It was then I quickly realized that group chat applications are not suitable for large groups. Soon after, me and my Co-founder set out to build Yornest.



Shaquile Noor Co-Founder & CTO

Previously the co-founder of a successful digital agency (WDAT) which built dozens of commercial products, I am now a Multi-stack developer and CTO focused on building out the next generation of chat applications and social media.

Why Yornest?

Problem

Current group chats applications are not scalable for large group.

  

Solution

Yornest builds a platform that allows its users to scale their group chats, in a way that is not noisy or disengaging.





Solution

We provide a user experience that allows users to create large communities, while keeping them organized and thus engaging.


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Traction

- Grown to over 2k users organically
- Presence in 5 campuses


Subscriber Trends
Subscribed Users
1.2k
Monthly Active Users
476
Total Users
2.1k
Last 30 days
All Platforms
Total Users
2.1k +11.77% (227)

Business Model

We will use an advertising business model

- Targeted Advertising
- Interconnected Campus Feed

Competitors

	Best at	Why?
● **Yornest**	Large group chats 50+ Interconnected Feed Social Calendar	• UX design to scale • Conversation threading • Prioritization & Muting
● GroupMe	Small group	• Traditional texting
● Discord	Channels for gamers	• Twitch and first to market

Road map

- Move to AWS (Summer of 2022)

- Expand to more campuses (Fall 2022)

- Launch Interconnected Campus Feed

Disclaimer: Not guaranteed, forward looking only.

Team



MICHAEL BRIZENDINE
Co-Founder & CEO



SHAQUILE NOOR
Co-Founder & CTO

MAXIM MAMEDOV

Lead iOS Developer

ARTEM IVANOV

Senior Android Developer

ZUBAIR GHORI

Senior Q&A Engineer

TODD BRIZENDINE

GRAHAM PARISH